

Mail Stop 4631

August 23, 2017

<u>Via E-mail</u>
Mr. Michael Hu
President, Chief Financial Officer, and Director
2050 Motors, Inc.
3420 Bunkerhill Drive
North Las Vegas, NV 89032

        Re: 2050 Motors, Inc.
                Preliminary Information Statement on Schedule 14C
                Filed July 26, 2017
                File No. 1-13126

Dear Mr. Hu:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                      Very truly yours,

                      /s/ Pamela A. Long

                      Pamela A. Long
                      Assistant Director
                      Office of Manufacturing and Construction